Manulife Financial Corporation
Notice of Meeting and Record Date

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 3, 2007
Record Date for Notice	March 14, 2007
Beneficial Ownership Determination Date	March 14, 2007
Record Date for Voting	N/A
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Business to be Conducted	Non-special meeting

Yours very truly,

/s/ Angela K. Shaffer
Vice President & Corporate Secretary

February 5, 2007